                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-12 and Rule
                                 14d-2 Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867

IMPORTANT INFORMATION

The communications included in this filing are not solicitations of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor are these communications an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

The content of the communications included in this filing may contain forward-looking statements, including statements about the likelihood that the Pivotal Board of Directors will accept the Onyx proposal, the anticipated economic performance of Onyx and Pivotal as a combined company and the impact of the proposed transaction on shareholders of Onyx and Pivotal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal

Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended September 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this filing. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events

                                       ***

      [Onyx Software Corporation has posted hyperlinks on its website to the following articles about the proposed transaction with Pivotal Corporation that include quotes from interviews with members of Onyx's senior management. These articles were authored by third parties and should not be viewed as statements by Onyx Software Corporation.]

SEATTLE POST-INTELLIGENCER
November 14, 2003

VENTURE CAPITAL: BIDDING FOR PIVOTAL BY OAK, ONYX GETS NASTY

By JOHN COOK
SEATTLE POST-INTELLIGENCER REPORTER

      Silicon Valley venture capital firm Oak Investment Partners came out swinging yesterday in the high-stakes prizefight over its cash offer to buy Pivotal Corp., a Vancouver, B.C., software company.

      In a less-than-flattering news release, Oak described competing bidder Onyx Software Corp. as a "distressed company facing a very uncertain future" with a stock that is "highly volatile and thinly traded."

      The news release yesterday morning went on to say that the offer from Oak and Kirkland-based Talisma -- a $1.78-per-share cash deal that values Pivotal at about $45 million -- was better for shareholders and far less risky. It also criticized the "eleventh hour nature" of the Onyx proposal.

      Executives at Bellevue-based Onyx, which made an unsolicited $59 million bid on Wednesday, say their stock offer is the best deal on the table. They said the deal was constructed as quickly as possible following a Securities and Exchange Commission filing by Pivotal on Oct. 25.

      "The response from Oak is exactly what we expected they would say," said Ben Kiker, chief marketing officer at Onyx. "We believe the reason our offer is superior is because it is. It provides a great premium to Pivotal shareholders today, and it also gives them the opportunity to participate in the upside of the combined entity of Onyx and Pivotal."

      Analysts and investors agreed, saying Onyx and Pivotal are a better match.

      "The Onyx deal is better," said one analyst who asked that his name not be used. "Bottom line for the Oak deal is that it is going to be hard for (Pivotal) investors to go to a meeting and vote on this when it is at a price below where the stock is trading."

      Shares of Pivotal lost 13 cents yesterday to close at $1.87, 9 cents above the Oak/Talisma offer.

      Alan Davis, an analyst at McAdams Wright Ragen, said Onyx has traded higher in the recent past. That means Pivotal shareholders could reap bigger gains if Onyx returned to those levels. Even if the stock does not appreciate, Davis said, "the Onyx deal is certainly higher than $1.78" being offered by Oak.

      Shares of Onyx fell 7 cents to close at $4.30.

      Much is at stake as Onyx and Oak battle over Pivotal.

      Facing slumping sales and the unnerving notion that Microsoft Corp. could be moving into the midmarket for customer relationship management, or CRM, software, Onyx needs to find a profitable growth strategy before the consolidation wave hits.

      Oak, on the other hand, is looking to toss a lifeline to Kirkland-based Talisma, a smaller CRM software firm that has consumed more than $55 million in venture capital over the past nine years. A merger between Pivotal and Talisma could be one of the few ways to salvage that investment, said Onyx's Kiker.

      "The real motivation for Oak to do this deal is that they need an ability to unload the assets that they have in Talisma," Kiker said. "Oak has put a significant amount of money into that operation only to see it not get a lot of traction, and now they are looking at $45 million to $48 million to pay off Pivotal shareholders. I have to believe the Oak limited partners would be saying 'enough is enough.' "

      Executives at Oak were not available for comment. Talisma Chief Executive Dan Vetras, who was traveling in India, also was unavailable.

      Pivotal's board of directors has until 2 p.m. today to decide whether to consider the Onyx counteroffer. Pivotal shareholders were scheduled to vote Tuesday on the Oak/Talisma deal, a meeting that Oak said should proceed.

DESTINATION CRM
November 17, 2003

ONYX EXTENDS ITS PIVOTAL BID
by Martin Schneider

      Onyx Software announced this morning that it has extended its offer to acquire Pivotal Corp. past its original Friday deadline. Onyx says it will keep the offer on the table until Pivotal's next shareholders meeting, which has been postponed until November 21.

      The company has also reiterated that it its offer for Pivotal is superior to Pivotal's original plan to be bought by Oak Investment Partners, and to subsequently be merged with Talisma.

      "We feel we are in a position where we are gathering a lot of momentum, and this acquisition just makes sense," says Patrick Angelel, vice president of marketing and alliances at Onyx. "It would increase the leadership position we already have in the midmarket."

      An Onyx/Pivotal merger better benefits Pivotal customers and shareholders several ways, according to Angelel. It offers Pivotal's shareholders equity participation in what would be the second-largest pure-play CRM vendor. It is expected to result in $2 million in quarterly operational savings. It does not require financing as a condition. Last, it provides the opportunity for Pivotal employees and shareholders to participate in the possible upside of a publicly traded stock.

      Although it initially rejected Onyx's offer, Pivotal has decided to postpone a shareholder vote on the Oak offer until Friday, so that it can give its shareholders the opportunity to review and understand recent developments, as well as a third acquisition offer from an unnamed party. Pivotal said on November 14 that the instability of Onyx's stock, coupled with other risks, made the two companies an ill-fitting merger.

      "We have actively included Onyx throughout this whole process, keeping a dialogue with Onyx about what we wanted in a merger, and they did not meet our criteria," says Bo Manning, president and CEO of Pivotal. "For a small premium over the Oak deal, we would be trading off the certainty of a cash offer."

      However, Sheryl Kingstone, CRM program manager at the Yankee Group, says the Onyx offer is superior when one looks farther down the road. "It is better than the deal with Talisma, [because] the two companies are stronger together," she says. "[Although] Oak has committed substantial capital to invest in the combined entities, the economies of scale and domain of expertise of the combined Onyx/Pivotal deal is better for the future."

INFOWORLD/IDG NEWS SERVICE/COMPUTERWORLD
November 17, 2003

PIVOTAL REJECTS ONYX BUYOUT BID
COMPANY CONSIDERS NEW SUITOR

      The pending acquisition of midmarket CRM (customer relationship management) software vendor Pivotal Corp. is turning into a game of musical chairs.

      The company's board rejected late Friday rival Onyx Software Corp.'s unsolicited acquisition bid in favor of sticking with a previously announced plan for a private investment firm to take over Pivotal and merge it with Talisma Corp. On Monday, however, the company said it would delay for several days a shareholder vote on the Talisma deal to give Pivotal's board time to consider an "unsolicited highly conditional" proposal presented to Pivotal by an unnamed party.

      The new proposal is a preliminary one, and may not develop into a formal offer, Pivotal said in a press release. Representatives from Pivotal could not immediately be reached for comment.

      Pivotal now hopes to hold on Friday a vote previously scheduled to take place Tuesday at a shareholder meeting in Vancouver, Pivotal's hometown. Pivotal said it will seek at Tuesday's meeting an adjournment until Friday afternoon.

      Pivotal agreed in early October to an all-cash buyout by Oak Investment Partners, which plans to merge Pivotal with Talisma, another software maker in Oak's investment portfolio. Onyx, a close competitor to Pivotal, offered last week to acquire the company in a stock swap deal. Onyx offered 0.475 Onyx shares per Pivotal share, a trade valued at the time of the announcement at $2.25 per Pivotal share, topping Oak's $1.78 per share cash offer.

      Onyx's share price has slid since it announced its bid, however. At Friday's closing prices, Onyx's bid would be valued at $2.02 per Pivotal share.

      The volatility of Onyx's stock was one reason Pivotal cited for rejecting the deal, along with Onyx's unprofitability and lack of experience with large mergers. When Pivotal began considering its financial options and soliciting takeover proposals, its advisor did not seek a bid from Onyx because previous discussions between the firms convinced Pivotal that merging with Onyx would not create a stronger company, Pivotal said.

      Onyx, Pivotal and Talisma all make sales, marketing and customer service software aimed at midmarket companies. With business software sales slumping for the last several years, smaller vendors in that market have been fighting to remain alive, a situation that has sparked consolidation among competing companies.

      Bellevue, Washington-based Onyx said its bid remains open. While the company can't legally encourage Pivotal shareholders to reject the Oak/Talisma deal at Pivotal's shareholder meeting later this week, according to an Onyx spokeswoman, it issued a press release suggesting that shareholders will be able to express their opinions through their votes.

SEARCHCRM
November 17, 2003

PIVOTAL'S BOARD REJECTS ONYX

By Jon Panker, SearchCRM.com News Editor

      The board of directors at Pivotal Corp. is recommending that shareholders reject Onyx Software Corp.'s unsolicited takeover and said it is now considering another offer to acquire the company.

      The board cited several reasons for opting against the Onyx offer, notably its midmarket CRM rival's financial health. Executives at Vancouver, British Columbia-based Pivotal mentioned the "volatility and relative illiquidity" of Onyx stock, Onyx's lack of experience with larger acquisitions and its "limited access to capital."

      Onyx issued a release this morning vowing to pursue the takeover.

      Pivotal has not provided details on the latest offer to buy the company, calling it a "highly conditional proposal."

      "We're not allowed to say [more] as a condition of the offer," Pivotal CEO Bo Manning told SearchCRM.com.

      Last week Onyx made an all-stock play for Pivotal, offering 0.475 shares of Onyx for each Pivotal share. The proposal came one month after Pivotal had accepted a $48 million cash bid from private equity firm Oak Investment Partners. Oak intended to merge Pivotal with e-service software firm Talisma Inc., though its deal is still subject to Pivotal shareholder approval.

      Investors are scheduled to vote on the Talisma merger tomorrow, but Pivotal said it will postpone that vote until Friday. In the meantime, a special committee set up to evaluate acquisition offers will weigh this latest proposal from the unnamed suitor, Manning said.

      If investors ultimately opt for Onyx, the Bellevue, Wash.-headquartered vendor plans to merge the two midmarket product lines and promises the combined company would benefit from significant cost synergies. It would also become the second largest pure-play CRM vendor behind Siebel Systems Inc.

      In making its recommendation, Pivotal's board said it had received "a number of strong and unsolicited expressions" of customer concern. It also said overlaps in Pivotal and Onyx offerings would result in "few cross-selling revenue synergies" and higher support costs.

      "[Onyx] is a company that could go through this process and, in the end, say it doesn't want to do a deal -- with no harm to them and huge harm to us," Manning said.

      Patrick Angelel, Onyx vice president of marketing and alliances, said the company didn't go to "all this effort just to scuttle Pivotal's plans." While committed to the deal, Angelel added that Onyx is "in a position to thrive on our own should this acquisition not materialize."

                                      -2-